United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)*

Horizon Group Properties, Inc.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

44041U102
(CUSIP Number)

Thomas G. Berlin
37500 Eagle Road
Willoughby Hills, OH 44094
(440) 951-2655
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 27, 2001
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).







1    	Name of Reporting Person	Thomas G. Berlin

2	If a member of a group	a)  / /
					b) /X/

3	SEC Use only


4	Source of Funds					AF, PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	United States


Number of Shares	7	Sole Voting			141,900
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		100,400

			9 	Sole Dispositive		141,900

			10	Shared Dispositive	100,400

11	Aggregate Amount Beneficially owned		242,300


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) 8.44%


14	Type of Reporting Person					IN





















1    	Name of Reporting Person	Berlin Capital Growth, L.P.

2	If a member of a group	a)  / /
					b) /X/

3	SEC Use only


4	Source of Funds


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	Ohio


Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		100,400

			9 	Sole Dispositive

			10	Shared Dispositive	100,400

11	Aggregate Amount Beneficially owned		100,400


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) 3.49%


14	Type of Reporting Person					PN





















1    	Name of Reporting Person	Berlin Financial Ltd.

2	If a member of a group	a)  / /
					b) /X/

3	SEC Use only


4	Source of Funds					AF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	Ohio


Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		100,400

			9 	Sole Dispositive

			10	Shared Dispositive	100,400

11	Aggregate Amount Beneficially owned		100,400


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) 3.49%


14	Type of Reporting Person					OO





















There are no changes to the Schedule 13D and Amended and Restated Schedule 13D, as amended except by Amendment #2 as follows:

Item 1.		Security and Issuer.

The name of the issuer is Horizon Group Properties, Inc. a Maryland Corporation (the "Issuer"), which has its principal executive offices at 77 West Wacker Drive, Suite 4200, Chicago, IL 60601 (phone [312]) 917-8870). The title of the securities to which this Statement relates is the Issuer's Common Shares, par value $0.01 per share (the "Shares").

Item 2.		Identity and Background.

(a)-(c)	Pursuant to the rules and regulations under the
Securities Exchange Act of 1934 (the "Exchange Act"), this
Schedule 13D Amendment No. 2 is filed on behalf of the individual, limited partnership and limited liability company (the "Reporting Persons") described below. Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Exchange Act.

	The names, residence address and present principal occupation or employment for the individual Reporting Person and the name, principal business and address of the limited partnership and limited liability company are as follows:

	Thomas G. Berlin. Mr. Berlin's ("TGB") residence address is 37500 Eagle Road, Willoughby Hills, OH 44094.
TGB is the sole member of Berlin Financial Ltd. ("BFL"), a registered investment adviser under the Investment Advisers
Act of 1940 ("Advisers Act").  BFL's address is 23811
Chagrin Blvd., Suite 275, Beachwood OH 44122.

	Berlin Financial Ltd. BFL, an Ohio limited liability company, is a registered investment adviser under the Advisers
Act.  BFL's address is 23811 Chagrin Blvd., Suite 275, Beachwood,
OH 44122.

	Berlin Capital Growth, L.P. BCG, an Ohio limited partnership, is primarily engaged in the business of investing and reinvesting in securities. BCG's address is 23811 Chagrin Blvd., Suite 275, Beachwood, OH 44122. BFL is the sole general partner of BCG. TGB, BCG and BFL are collectively referred to as the "Reporting Persons".

(d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanros) nor has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)	TGB is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

	TGB purchased the TGB Shares (as defined in Item 5) with personal funds on his own behalf. TGB purchased the BCG Shares (as defined in Item 5) on behalf of BCG in his capacity as the sole member of BFL, the general partner of BCG, with funds BCG received in connection with the sale of limited partnership interests in transactions except from the registration requirements of the Securities Act of 1933 under Rule 506.

Item 4.		Purpose of Transaction.

(a)-(j) TGB purchased the TGB Shares solely for investment purposes. TGB purchased the BCG Shares in his capacity as the sole member of BFL, the general partner of BCG, solely for investment purposes for the benefit of the limited partners of BCG.

	The Reporting Persons do not have any present plan or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securiites exchange or to cease to be quoted in an inter-dealer quotation of a registered national securities association; (i) a class of equity securities of the Issuer became eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of these enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	Although real Reporting Person disclaims beneficial
ownership of any Shares beneficially owned by each other Reporting Person, pursuant to the rules and regulations of the Exchange Act, the Reporting Persons may be deemed to own 242,300 Shares which represent 8.44% of the outstanding Shares.

	Each person named in response to Item 2 has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of Shares as follows:

	Although BCG holds 100,400 Shares ("Partnership Shares"), it does not have any power to vote or dispose of the Shares. Voting control of the Shares is held by BFL, as general partner of BCG, and the power to dispose of the Partnership Shares is held by BFL, as general partner of BCG.

	BFL, the general partner of BCG, has the sole power to vote the 100,400 Shares held by BCG and has sole power to dispose of the 100,400 Shares, which represent approximately 3.49% of the outstanding Shares. TBG is the sole member of BFL.


	TGB has the sole power to vote and to dispose of 141,900 Shares (the "Indiviadual Shares") which represent 4.94% of the outstanding Shares. In addition, TGB is the sole member of BFL, the general partner of BCG. TGB has the power to vote 100,400 Shares held by BCG and has sole power to dispose of 100,400 Shares, which represent approximately 3.49% of the outstanding Shares.

(c)	On the following dates, TGB purchased the following
number of Shares for the per Share price set forth below. Each such purchase was made solely for investment purposes by TGB, was purchased through a customary broker transaction and is included in the Individual Shares.


Identity			Date		Shares	Price		Executing Broker
Thomas G. Berlin		11/22/00	 3,400	3.4094		Bear Stearns
				11/27/00	 1,100	3.2311		Bear Stearns
				12/07/00	 1,800	2.8125		Bear Stearns
				12/14/00	   100	2.5625		Bear Stearns
				12/15/00	 2,400	2.5625		Bear Stearns
				12/21/00	   700	2.4375		Bear Stearns
				01/03/01	   300	2.5625		Bear Stearns
				02/23/01	   600	2.8125		Bear Stearns


On the following dates, TGB, in his capacity as the sole member of BFL, the general partner of BCG, purchased the following number of Shaes for the Share price set forth below. Each such purchase was made by TGB as sole member of BFL, the general partner of BCG, on behalf of BCG, solely for investment purposes, was purchased through a customary broker transaction and is included in the Partnership Shares.


Identity			Date		Shares	Price		Executing Broker
Berlin Capital Growth, L.P.	11/20/00	   100	3.5550		Bear
Stearns
				11/30/00	 3,900	3.2213		Bear Stearns
				12/05/00	   500	3.0000		Bear Stearns
				12/06/00	 2,000	3.0000		Bear Stearns
				12/12/00	 1,100	2.8125		Bear Stearns
				12/13/00	   600	2.8125		Bear Stearns
				12/29/00	   100	3.0250		Bear Stearns
				12/29/00	   800	3.1250		Bear Stearns
				02/16/01	 1,700	2.8125		Bear Stearns
				02/26/01	   500	2.6875		Bear Stearns
				03/23/01	   100	2.8675		Bear Stearns
				03/27/01	 4,800	2.7206		Bear Stearns
				03/27/01	 3,700	2.6875		Bear Stearns


(d)	Each of TGB (in his capacity as the sole member of the
general partner of BCG) and BFL (as the general partner of BCG) has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Partnership Shares. However, each of TGB and BFL disclaim beneficial ownership to the Partnership Shares and this Statement shall not be construed as an admission that either of TGB or BFL is the beneficial owner of any securities covered by this Statement.

(e)	Not Applicable.

"Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer." is hereby deleted in its entirety and replaced by the following:

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

	Pursuant to the Agreement of Limited Partnership of BCG, BFL, as the sole general partner of BCG, has the sole power to dispose of and vote or exercise all rights with respect to securiites held on behalf of and in the name of BCG, including the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Partnership Shares. Pursuant to the Operating Agreement of BFL, TGB, as the sole member, has the sole power to dispose of and vote or exercise all rights with respect to securities held on behalf of or in the name of BFL, including the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Partnership Shares. Therefore, TGB, as the sole member of BFL, the general partner of BCG, indirectly has the power to disposse of and to vote the Partnership Shares. However, each of TGB and BFL disclaim beneficial ownership of the Partnership Shares and neither this
Schedule 13D Amendment No. 2 nor the statements made herein shall be construed as an admission that either of TGB or BFL is the beneficial owner of any securities covered by this Schedule 13D Amendment No. 2.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Signature	After reasonable inquiry and to the best of my knowledge
		and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date 04/06/01


Thomas G. Berlin